UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

INTEGRAL SYSTEMS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45810H107
(CUSIP Number)
Mellon HBV Alternative Strategies LLC
200 Park Avenue, 54th Floor
New York, NY 10166-3399
(212) 922-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45810H107

1	NAMES OF REPORTING PERSONS: Mellon HBV Alternative Strategies, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. No.: 13-4050836

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,330,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,330,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,330,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

Introduction:
Mellon HBV Alternative Strategies LLC, a registered investment advisor (“Mellon HBV” or the “Reporting Person”), which beneficially owns, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, in excess of 12% of the Common Stock of Integral Systems, Inc. (the “Issuer”), is filing this Amendment No. 7 to Schedule 13D to disclose a letter it has sent to the Issuer’s Board, attached hereto as Exhibit A.
Item 5. Interest in Securities of the Issuer
(i)	As of December 12, 2006, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, Mellon HBV beneficially owns 1,330,000 shares of the Issuer’s Common Stock, representing approximately 12.1% of the outstanding Common Stock (based on 10,952,236 shares outstanding as reported by the Issuer on its Form 10-Q for its quarterly period ended June 30, 2006). There have been no changes in Mellon HBV’s interests in the Issuer since the date of its last amendment to Schedule 13D, filed with the SEC on November 20, 2006.
Item 7. Material to be Filed as Exhibits:
     Exhibit A      Letter of the Reporting Person to the Issuer dated December 12, 2006

     Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 12, 2006

MELLON HBV ALTERNATIVE STRATEGIES LLC, a Delaware Limited Liability Company
By:	/s/ William F. Harley III
	Name:	William F. Harley III
	Title:	Chief Investment Officer